Voting Rights Announcements | 16 October 2023 16:01 MorphoSys AG MorphoSys AG: Release according to Article 40, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution 16.10.2023 / 16:01 CET/CEST Dissemination of a Voting Rights Announcement transmitted by EQS News - a service of EQS Group AG. The issuer is solely responsible for the content of this announcement. Notification of Major Holdings 1. Details of issuer 2. Reason for notification 3. Details of person subject to the notification obligation MorphoSys AG MorphoSys AG: Release according to Article 40, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution Name: MorphoSys AG Street: Semmelweisstr. 7 Postal code: 82152 City: Planegg Germany Legal Entity Identifier (LEI): 529900493806K77LRE72 X Acquisition/disposal of shares with voting rights X Acquisition/disposal of instruments   Change of breakdown of voting rights   Other reason:

4. Names of shareholder(s) holding directly 3% or more voting rights, if different from 3. 5. Date on which threshold was crossed or reached: 6. Total positions 7. Details on total positions a. Voting rights attached to shares (Sec. 33, 34 WpHG) b.1. Instruments according to Sec. 38 (1) no. 1 WpHG Legal entity: The Goldman Sachs Group, Inc. City of registered office, country: Wilmington, DE, United States of America (USA)   10 Oct 2023   % of voting rights attached to shares (total of 7.a.) % of voting rights through instruments (total of 7.b.1 + 7.b.2) Total of both in % (7.a. + 7.b.) Total number of voting rights pursuant to Sec. 41 WpHG New 0.18% 9.72% 9.90% 34231943 Previous notification 0.34% 9.95% 10.29% / ISIN Absolute In %   Direct (Sec. 33 WpHG) Indirect (Sec. 34 WpHG) Direct (Sec. 33 WpHG) Indirect (Sec. 34 WpHG) DE0006632003 0 62898 0.00% 0.18 % US6177602025 0 8 0.00% 0.00002 % Total 62906 0.18 % Type of instrument Expiration or maturity date Exercise or conversion period Voting rights absolute Voting rights in % Right To Recall Open 1588085 4.64 % Right Of Use Open 394387 1.15%

b.2. Instruments according to Sec. 38 (1) no. 2 WpHG 8. Information in relation to the person subject to the notification obligation Convertible Bond 16.10.2025 1044 0.003 %     Total 1983516 5.79 % Type of instrument Expiration or maturity date Exercise or conversion period Cash or physical settlement Voting rights absolute Voting rights in % Put Option 19.12.2025 Physical 950000 2.78 % Swap 29.09.2033 Cash 348976 1.02 % Call Warrant 31.12.2030 Cash 44332 0.13 %       Total 1343308 3.92 %   Person subject to the notification obligation is not controlled nor does it control any other undertaking(s) that directly or indirectly hold(s) an interest in the (underlying) issuer (1.). X Full chain of controlled undertakings starting with the ultimate controlling natural person or legal entity: Name % of voting rights (if at least 3% or more) % of voting rights through instruments (if at least 5% or more) Total of both (if at least 5% or more) The Goldman Sachs Group, Inc. % % % GSAM Holdings LLC % % % Goldman Sachs Asset Management, L.P. % % % - % % %

The Goldman Sachs Group, Inc. % % % GSAM Holdings LLC % % % Goldman Sachs Asset Management Holdings LLC % % % Goldman Sachs Asset Management UK Holdings I Ltd % % % Goldman Sachs Asset Management UK Holdings II Ltd % % % Goldman Sachs Asset Management Holdings I B.V. / Goldman Sachs Asset Management Holdings II B.V. % % % Goldman Sachs Asset Management Holdings B.V. % % % - % % % The Goldman Sachs Group, Inc. % % % Goldman Sachs Bank USA % % % Goldman Sachs Bank Europe SE % % % - % % % The Goldman Sachs Group, Inc. % % % Folio Financial, Inc. % % % Folio Investments, Inc. % % %

9. In case of proxy voting according to Sec. 34 para. 3 WpHG (only in case of attribution of voting rights in accordance with Sec. 34 para. 1 sent. 1 No. 6 WpHG) Date of general meeting: Holding total positions after general meeting (6.) after annual general meeting: 10. Other explanatory remarks: Date 16.10.2023 CET/CEST The EQS Distribution Services include Regulatory Announcements, Financial/Corporate News and Press Releases. Archive at www.eqs-news.com - % % % The Goldman Sachs Group, Inc. % % % Goldman Sachs & Co. LLC % % % - % % % The Goldman Sachs Group, Inc. % % % Goldman Sachs (UK) L.L.C. % % % Goldman Sachs Group UK Limited % % % Goldman Sachs International % 8.47% 8.60 % Proportion of voting rights Proportion of instruments Total of both % % %   13 Oct 2023

Language: English Company: MorphoSys AG Semmelweisstr. 7 82152 Planegg Germany Internet: www.morphosys.com   End of News EQS News Service